Consolidated Financial Statements of
(Unaudited)

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.

Three-month periods ended May 31, 2010 and 2009

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Consolidated Financial Statements
(Unaudited)

Three-month periods ended May 31, 2010 and 2009

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Consolidated Balance Sheets
(Unaudited)

May 31, 2010 and February 28, 2010

	May 31,	February 28,
	2010	2010

Assets

Current assets:
Cash	$2,153,650	$1,093,194
Short-term investments	1,001,011	1,001,011
Accounts receivable	3,109,601	3,290,654
Tax credits receivable	363,843	664,131
Inventories	3,814,946	2,645,752
Prepaid expenses	376,672	99,859
	10,819,723	8,794,601

Government grant receivable	150,000	150,000
Property, plant and equipment	7,397,997	7,398,231
Intangible assets	1,224,442	1,223,309

	$19,592,162	$17,566,141

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities:
Company controlled by an officer and director (note 4)	$178,436	$175,177
Others	2,664,746	2,241,236
Advance payments (note 3)	799,343	878,814
Current portion of long-term debt (note 7)	1,002,833	1,002,337
	4,645,358	4,297,564

Convertible debentures (note 6)	489,279	467,864
Long-term debt (note 7)	4,535,694	4,805,024
	9,670,331	9,570,452

Shareholders' equity:
Capital stock and warrants (note 8)	26,864,652	25,530,162
Contributed surplus and subsidiary call-options	9,394,022	9,278,767
Deficit	(26,336,843)	(26,813,240)
	9,921,831	7,995,689

Subsequent events (note 13)

	$19,592,162	$17,566,141

See accompanying notes to unaudited consolidated financial statements.

/s/ Ronald Denis	/s/ Michel Chartrand

Ronald Denis	Michel Chartrand
Chairman of the Board	Director

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Consolidated Statements of Earnings and Comprehensive Income
(Unaudited)
Three-month periods ended May 31, 2010 and 2009

	May 31,	May 31,
	2010	2009

Revenue from sales and research contracts	$4,161,512	$2,877,725

Cost of sales and operating expenses (excluding amortization and stock-based compensation)	2,971,499	2,838,442
Research and development expenses	520,098	342,399
Financial expenses	115,137	174,968
Amortization	201,083	136,186
Stock-based compensation	114,745	124,559
	3,922,562	3,616,554

Income (loss) before undernoted items	238,950	(738,829)

Interest income	6,703	19,303
Foreign exchange loss	(41,554)	(687,188)
Gain on dilution (note 9)	272,298	–

Net income (loss) and comprehensive income (loss)	$476,397	$(1,406,714)

Basic earnings (loss) per share	$0.01	$(0.04)
Diluted earnings (loss) per share	0.01	(0.04)

Basic weighted average number of shares outstanding	38,981,967	37,684,375
Diluted weighted average number of shares outstanding	40,123,458	37,684,375

See accompanying notes to unaudited consolidated financial statements.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Consolidated Statements of Shareholders' Equity
(Unaudited)
Three-month periods ended May 31, 2010 and 2009

	Common shares		Warrants		Subsidiary options		Contributed
	Number	Dollars	Number	Dollars	Number	Dollars	surplus	Deficit	Total
Balance, February 28, 2010	38,234,745	$25,237,122	1,106,598	$293,040	29,908,009	$163,006	$9,115,761	$(26,813,240)	$7,995,689
Stock-based compensation	–	–	–	–	–	–	114,745	–	114,745
Exercise and expiry of Debenture Call Options	–	–	–	–	(1,100,000)	–	–	–	–
Exercise of warrants:
Cash	1,068,000	1,335,000	(1,068,000)	–	–	–	–	–	1,335,000
Ascribed value	–	272,024	–	(272,024)	(1,746)	–	–	–	–
Expiry of warrants	–	–	(2,000)	(510)	–	–	510	–	–
Net income	–	–	–	–	–	–	–	476,397	476,397
Balance, May 31, 2010	39,302,745	$26,844,146	36,598	$20,506	28,806,263	$163,006	$9,231,016	$(26,336,843)	$9,921,831
Balance, February 28, 2009	37,683,422	$24,953,096	1,100,000	$280,715	21,695,533	$–	$9,047,034	$(25,278,042)	$9,002,263
Stock-based compensation	–	–	–	–	–	–	124,559	–	124,559
Exercise of stock options:
Cash	11,125	6,782	–	–	–	–	–	–	6,782
Ascribed value	–	5,882	–	–	–	–	(5,882)	–	–
Net loss	–	–	–	–	–	–	–	(1,406,714)	(1,406,714)
Balance, May 31, 2009	37,694,547	$24,965,760	1,100,000	$280,715	21,695,533	$–	$9,165,711	$(26,684,756)	$7,726,890

See accompanying notes to unaudited consolidated financial statements.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Consolidated Statements of Cash Flows
(Unaudited)
Three-month periods ended May 31, 2010 and 2009

	2010	2009

Cash flows from operating activities:
Net income (loss)	$476,397	$(1,406,714)
Non-cash items:
Amortization of property, plant and equipment	193,076	133,732
Amortization of intangible assets	8,007	2,454
Stock-based compensation	114,745	124,559
Accretion of the liability component of the convertible debentures (note 6)	11,413	55,453
Accrued interest on convertible debentures (note 6)	10,002	39,861
Gain on dilution	(272,298)	–
Unrealized foreign exchange loss (gain) on advance payments	63,277	(33,000)
Foreign exchange loss on cash	54,645	343,537
Net change in operating assets and liabilities (note 5)	(657,325)	2,865,877
	1,939	2,125,759

Cash flows from investing activities:
Additions to property, plant and equipment	(198,001)	(1,166,768)
Additions to intangible assets	(6,998)	(19,487)
Maturity of short-term investments	–	983,623
	(204,999)	(202,632)

Cash flows from financing activities:
Increase in long-term debt	–	841,320
Repayment of long-term debt	(289,137)	(153,299)
Exercise of subsidiary warrants	698	–
Issue of share capital on exercise of warrants	1,335,000	–
Exercise of Debenture Call Options	271,600	–
Issue of share capital on exercise of options	–	6,782
	1,318,161	694,803

Foreign exchange loss on cash held in foreign currencies	(54,645)	(343,537)

Net increase in cash	1,060,456	2,274,393

Cash, beginning of period	1,093,194	835,772

Cash, end of period	$2,153,650	$3,110,165

Supplemental cash flow disclosures (note 5)

See accompanying notes to unaudited consolidated financial statements.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements
(Unaudited)
Three-month periods ended May 31, 2010 and 2009

1.	Basis of presentation:

The unaudited interim consolidated financial statements include the accounts of Neptune Technologies & Bioressources inc. (the "Company") and its subsidiaries, Acasti Pharma Inc. ("Acasti Pharma"), NeuroBioPharm Inc. ("NeuroBioPharm") and Neptune Technologies & Bioressources USA Inc. These interim consolidated financial statements have not been reviewed by the auditors and reflect normal and recurring adjustments which are, in the opinion of Neptune Technologies & Bioressources Inc., considered necessary for a fair presentation. These interim unaudited consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles ("GAAP"). However, they do not include all disclosures required under generally accepted accounting principles and accordingly should be read in conjunction with the consolidated financial statements and the notes thereto included in the Company’s latest annual report. The Company applied the same accounting policies in the preparation of the interim consolidated financial statements, as those in its audited consolidated financial statements for the year ended February 28, 2010.

2.	Changes to accounting policies:

(a)	New accounting policies:

Presentation of unrealized gains and losses on foreign exchange:

The Company recast the unaudited interim consolidated statement of cash flows for the three-month period ended May 31, 2009 in order to present the effects of unrealized gains and losses on foreign exchange, as was required by CICA Handbook Section 1540, Cash Flow Statements. As a result of the correction, cash flows from operating activities (foreign exchange loss on cash) increased by $343,537 and the foreign exchange loss on cash held in foreign currencies was deducted, in the same amount.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended May 31, 2010 and 2009

2.	Changes to accounting policies (continued):

(b)	Future accounting changes:

International Financial Reporting Standards:

In February 2008, Canada’s Accounting Standards Board ("AcSB") confirmed that Canadian generally accepted accounting principles ("GAAP"), as used by publicly accountable enterprises, would be replaced by IFRS, as issued by the International Accounting Standards Board ("IASB"). The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Therefore, the Company will be required to report under IFRS for its 2012 interim and annual financial statements with comparative figures for the previous period. The Company will convert to these new standards according to the timetable set within these new rules. The Company has performed an initial high-level analysis of the key accounting areas that may be impacted by the transition to IFRS, but has not yet performed a detailed assessment of the impact these new standards will have on its financial statements.

3.	Partnership and collaborations agreements:

In 2008, the Company received a first payment of €500,000 out of several payments scheduled under the terms of a partnership agreement. The agreement foresees the Company’s commitment of developing a clinical research program and the development of products incorporating Neptune Krill Oil - NKO® in a dietary matrix. 62.5% of the amount of the initial payment is refundable only if the parties fail to meet certain developmental milestones, prior to the release of the products on the market. In addition, during the three-month period ended May 31, 2010, the Company received an amount of €100,000 which was conditional to the Company receiving the Novel Food status as well as meeting positive organoleptic results as defined in an amendment to the partnership agreement between the two parties. No revenues have been recognized by the Company under this agreement. This amount, $799,343, is included in ''advance payments'' in the consolidated balance sheet.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended May 31, 2010 and 2009

3.	Partnership and collaborations agreements (continued):

The Company also entered into a collaboration agreement under which it can receive $299,860. Under the terms of the agreement, the Company will conduct a clinical research project on the effects of Neptune Krill Oil - NKO® and its concentrates on certain human health conditions. The agreement includes a period of exclusivity on the rights by the partner to the use of the clinical study results. As at May 31, 2010, the Company has received $199,860 under the agreement with the final amount of $100,000 to be received at the conclusion of the research project. For the three-month period ended May 31, 2010, revenues of $16,839 were recognized in consolidated earnings on the basis of percentage of completion of the clinical study. As of May 31, 2010, the difference between the payments received of $199,860 and revenues recognized to that date amounts to $645, and is included in ''accounts receivable'' in the consolidated balance sheet.

4.	Related party transactions:

Under the terms of an agreement entered into with a company controlled by an officer and director (which is also a shareholder of the Company), the Company is committed to pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period. The annual amount disbursed cannot exceed net earnings before interest, taxes and amortization of the Company on a non-consolidated basis. For the three-month period ended May 31, 2010, total royalties included in operating expenses amounted to $41,436 (three-month period ended May 31, 2009 - $28,590). As at May 31, 2010, the balance due to this company under this agreement amounts to $178,436 (February 28, 2010 - $175,177). This amount is presented in the balance sheet under accounts payable and accrued liabilities.

These transactions are measured at the exchange amount, which is the amount of consideration determined and accepted by the parties involved.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended May 31, 2010 and 2009

5.	Supplemental cash flow disclosures:

(a)	Net changes in operating assets and liabilities are detailed as follows:

	May 31,	May 31,
	2010	2009
	(3 months )	(3 months )

Accounts receivable	$181,053	$2,110,790
Tax credits receivable	300,288	183,384
Inventories	(1,169,194)	948,716
Prepaid expenses	(276,813)	57,329
Accounts payable and accrued liabilities	450,089	(415,575)
Advance payments	(142,748)	(18,767)

	$(657,325)	$2,865,877

(b)	Non-cash transactions:

	May 31,		May 31,
	2010		2009
	(3 months	)	(3 months	)

Acquired property, plant and equipment included in accounts payable and accrued liabilities	$182,824		$982,476
Intangible assets included in accounts payable and accrued liabilities	2,142		9,725
Property, plant and equipment acquired by way of capital leases	20,303		–

(c)	Other:

	May 31,		May 31,
	2010		2009
	(3 months	)	(3 months	)
Interest paid	$81,757		$45,364

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended May 31, 2010 and 2009

6.	Convertible debentures:

		Accrued
	Debentures	interest	Total

Liability balance of convertible debentures as at February 28, 2009 (principal amount of $2,750,000)	$ 2,080,192	$ 86,191	$ 2,166,383

Accrued interest	–	173,636	173,636
Accretion of the liability component	158,906	–	158,906
Debentures converted into Neptune units	(69,168)	(9,552)	(78,720)
Debentures converted into Acasti units	(1,755,452)	(196,889)	(1,952,341)

Liability balance of convertible debentures as at February 28, 2010 (principal amount of $496,000)	414,478	53,386	467,864

Accrued interest	–	10,002	10,002
Accretion of the liability component	11,413	–	11,413

Liability balance of convertible debentures as at May 31, 2010 (principal amount of $496,000)	$ 425,891	$ 63,388	$ 489,279

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended May 31, 2010 and 2009

7.	Long-term debt:

	May 31,	February 28,
	2010	2010

Mortgage loan, principal balance of $3,500,000, bearing
   interest at the prime rate plus 2%, partly secured (38.46%)
   by Investissement Québec (for an annual premium of 2.5%
   on the secured amount), through a savings guarantee from
   Neptune of $1,000,000, and through a first-ranking mortgage on the plant, a first-ranking hypothec on all movable assets
   (except for accounts receivable and merchandise) current
   and future, corporeal and incorporeal, and tangible and
   intangible except for intellectual property (which is subject to a negative pledge agreement) and a second-ranking
   hypothec on all accounts receivable and merchandise,
   reimbursable in monthly principal payments of $41,667 until
   November 2015. The amount recorded is net of related
financial expenses.	$2,710,306	$2,833,502

Mortgage loan, principal balance of $3,000,000, bearing interest at the prime rate plus 2%, secured as indicated above, reimbursable in monthly principal payments of $36,165 until August 2016	2,676,193	2,820,852

Obligations under capital leases, interest rates varying from 6.17% to 15.46%, payable in average monthly instalments of $4,580 ($4,123 as at February 28, 2010), maturing at different dates until 2014	77,273	68,551

Refundable contribution obtained from a federal program available for small and medium-sized business, without collateral or interest, payable in semi-annual instalments of $9,701 until October 2012	48,506	58,207

Refundable contribution obtained from a federal program available for small and medium-sized business, without collateral or interest, payable in semi-annual installments of $6,562 until December 2011	26,249	26,249
	5,538,527	5,807,361

Current portion of long-term debt	1,002,833	1,002,337

	$4,535,694	$4,805,024

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended May 31, 2010 and 2009

7.	Long-term debt (continued):

The Company has an authorized operating line of credit of $1,000,000, bearing interest at the prime rate plus 2.25% (February 28, 2010 - 2.25%). The line of credit is guaranteed by a first- ranking movable hypothec on all accounts receivable and merchandise, a second-ranking hypothec on the production plant and a third-ranking hypothec on all other movable assets, current and future, corporeal and incorporeal, and tangible and intangible except for intellectual property (which is subject to a negative pledge agreement). The Company has an authorized exchange line of credit of $200,000 bearing interest at the prime rate plus 1.75%. The exchange line of credit is to support risk content of forward contracts. The exchange line of credit bears the same conditions as the operating line of credit. As at May 31, 2010 (nil as at February 28, 2010), no amounts were used under the operating and exchange line of credit.

8.	Capital stock and warrants:

(a)	Authorized capital stock:

Unlimited number of shares without par value

-	Common shares

Preferred shares, issuable in series, rights, privileges and restrictions determined at time of issuance:

-	Series A preferred shares, non-voting, non-participating, fixed, preferential and non- cumulative dividend of 5% of paid-up capital, exchangeable at the holder's option under certain conditions into common shares (none issued and outstanding)

(b)	Warrants:

Warrants of the Company are composed of the following as at May 31, 2010 and February 28, 2010:

		May 31,		February 28,
		2010		2010

	Number		Number
	outstanding	Amount	outstanding	Amount

Debenture warrants	–	$–	1,070,000	$272,534
Conversion warrants	36,598	20,506	36,598	20,506

	36,598	$20,506	1,106,598	$293,040

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended May 31, 2010 and 2009

9.	Non-controlling interest:

During the three-month period ended May 31, 2010, the Company’s participation in Acasti Pharma changed as follows:

(a)

Throughout the period, various holders of Acasti warrants have exercised their right to purchase Class A shares of Acasti, resulting in the issuance of 1,746 shares by Acasti. As the carrying amount of the Acasti net assets, after accounting for the Company’s preference share, was negative at the time of the transaction, the cash collected on exercise of warrants and options in the amount of $698 was recognized as a gain on dilution and no amount was allocated to non-controlling interest.

(b)

On April 30, 2010, various holders of Debenture Call Options have exercised their right to purchase Class A shares of Acasti, resulting in the transfer of 1,086,400 shares from Neptune. As the carrying amount of the Acasti net assets, after accounting for the Company’s preference share, was negative at the time of the transaction, the cash collected on exercise of debenture call options in the amount of $271,600 was recognized as a gain on dilution and no amount was allocated to non-controlling interest.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended May 31, 2010 and 2009

9.	Non-controlling interest (continued):

The distribution of the shareholdings of issued and outstanding Acasti Pharma’s capital stock between the Company and other shareholders as at May 31, 2010 and February 28, 2010 is detailed as follows:

			May 31,			February 28,
			2010			2010
		Other			Other
	Company	shareholders	Total	Company	shareholders	Total
Class A shares	27,697,733	19,977,937	47,675,670	28,784,133	18,889,791	47,673,924
Class B shares	4,950,000	50,000	5,000,000	4,950,000	50,000	5,000,000
Class C shares	–	260,000	260,000	–	260,000	260,000
	32,647,733	20,287,937	52,935,670	33,734,133	19,199,791	52,933,924
Votes	79%	21%	100%	80%	20%	100%
Participation	58%	42%	100%	60%	40%	100%

The characteristics of Acasti Pharma's issued and outstanding classes of capital stock are detailed as follows:

-	Class A shares, voting (one vote per share), participating and without par value.

-

Class B shares, voting (ten votes per share), non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares. Class B shares are exchangeable, at the holder's discretion, for Class A shares, on a one-for-one basis, as of January 1, 2009. Class B shares are redeemable at the holder's discretion for $0.80 per share, subject to certain conditions.

-

Class C shares, non-voting, non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares. Class C shares are exchangeable, at the holder's discretion, for Class A shares, on a one-for-one basis, as of January 1, 2009. Class C shares are redeemable at the holder's discretion for $0.20 per share, subject to certain conditions.

Under Canadian GAAP, upon consolidation, losses of the subsidiaries cannot be allocated to non-controlling interests in excess of their carrying amount. Consequently, all of the subsidiaries’ losses have been allocated to the Company during the three-month periods ended May 31, 2010 and 2009.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended May 31, 2010 and 2009

10.	Stock-based compensation plans:

(a)	Company stock-based compensation plan: Activities within the plan are detailed as follows:

	Three-month period		Three-month period
	ended May 31,		ended May 31,
	2010		2009

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price

Options outstanding, beginning of period	2,920,250	$1.63	3,669,750	$1.57
Granted	75,000	2.50	55,000	1.25
Exercised	–	–	(11,125)	0.61
Forfeited	(12,375)	2.51	(42,000)	3.93

Options outstanding, end of period	2,982,875	1.64	3,671,625	1.54

Exercisable options, end of period	2,634,125	$1.33	2,868,375	$1.31

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended May 31, 2010 and 2009

10.	Stock-based compensation plans (continued):

(a)	Company stock-based compensation plan (continued):

The fair value of the options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the three-month periods ended:

	Three-month period	Three-month period
	ended May 31,	ended May 31,
	2010	2009

Dividend	–	–
Risk-free interest rate	2.01%	1.27%
Estimated life	2.5 years	2.5 years
Expected volatility	95%	87%

The weighted average of the fair value of the options granted to employees during the period is $0.97 (2009 - $0.43). No options were granted to non-employees.

(b)	Acasti Pharma stock-based compensation plan:

The following table presents information on outstanding stock options:

	Three-month period		Three-month period
	ended May 31,		ended May 31,
	2010		2009

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price

Options outstanding, beginning of period	850,000	$0.25	850,000	$0.25

Options outstanding, end of period	850,000	0.25	850,000	0.25

Options exercisable, end of period	382,500	$0.25	340,000	$0.25

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended May 31, 2010 and 2009

11.	Segment disclosures:

The Company has three reportable operating segments structured in legal entities: the first is producing and commercializing nutraceutical products (Neptune), the second is the development and commercialization of pharmaceutical applications for cardiovascular diseases (Acasti Pharma), and the third is the development and commercialization of pharmaceutical neurological diseases (NeuroBioPharm).

The following tables show information by segment:

			Three-month period
			ended May 31,
			2010

	Nutraceutical	Cardiovascular	Neurological	Total

Sales and research contracts	$4,144,673	$–	$16,839	$4,161,512
Cost of sales and operating expenses (excluding amortization and stock based compensation)	(2,845,473)	(95,075)	(30,951)	(2,971,499)
Research and development expenses	(218,184)	(246,760)	(55,154)	(520,098)
Financial expenses	(114,988)	(149)	–	(115,137)
Amortization	(198,656)	(2,427)	–	(201,083)
Stock-based compensation	(114,745)	–	–	(114,745)
Interest income	2,889	3,814	–	6,703
Foreign exchange (loss) gain	(41,830)	276	–	(41,554)
Gain on dilution	272,298	–	–	272,298

Net income (loss) and comprehensive income (loss)	$885,984	$(340,321)	$(69,266)	$476,397

Cash	$1,880,425	$273,225	$–	$2,153,650
Short-term investments	1,001,011	–	–	1,001,011
Total assets	18,726,216	708,822	157,124	19,592,162

Expenditures for long-lived assets	$202,001	$2,998	$–	$204,999

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended May 31, 2010 and 2009

11.	Segment disclosures (continued):

The following tables show information by segment (continued);

			Three-month period
			ended May 31,
			2009

	Nutraceutical	Cardiovascular	Neurological	Total

Sales and research contracts	$2,858,958	$–	$18,767	$2,877,725
Cost of sales and operating expenses (excluding amortization and stock based compensation)	(2,733,480)	(66,728)	(38,234)	(2,838,442)
Research and development expenses	(99,601)	(219,893)	(22,905)	(342,399)
Financial expenses	(174,781)	(187)	–	(174,968)
Amortization	(134,538)	(1,648)	–	(136,186)
Stock-based compensation	(124,559)	–	–	(124,559)
Interest income	10,143	9,160	–	19,303
Foreign exchange loss	(664,576)	(22,612)	–	(687,188)

Net loss and comprehensive loss	$(1,062,434)	$(301,908)	$(42,372)	$(1,406,714)

Cash	$2,668,703	$441,462	$–	$3,110,165
Short-term investments	1,307,242	1,027,389	–	2,334,631
Total assets	15,917,870	1,771,304	–	17,689,174

Expenditures for long-lived assets	$1,186,255	$–	$–	$1,186,255

12.	Comparative figures:

Certain comparative figures previously reported have been reclassified to conform with the financial statement presentation adopted in the current period.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended May 31, 2010 and 2009

13.	Subsequent events:

(a)	On June 17, 2010, the Company announced the cancellation of the private placement financing previously announced on May 4, 2010.

(b)

The Company held a special and annual shareholders' meeting on June 22, 2010 (the "Meeting"). At the Meeting a majority of shareholders approved, among other things, the amendment to the Company's stock option plan and adopted the Shareholder Rights Plan (the "SRP"), which had been previously approved by the Board of Directors of the Company.

(i)

The Company's stock option plan now allows the Company to issue a number of incentive stock options not in excess of 15% of the number of shares issued and outstanding on the date of the Meeting. As at the date of the Meeting, the total number of common shares of the Company issued and outstanding was 40,172,744.

(ii)

The Board determined that the establishment of a SRP was in the best interest of the Company's shareholders to have more time to consider any significant takeover bid for the Company without undue pressure, to allow the Board to propose, if appropriate, other alternatives to maximize shareholder value and to allow additional time for competing bids to emerge. The rights issue pursuant to the SRP required the approval by a majority of shareholders, which was obtained at the Meeting.

The SRP allow holders of common shares to purchase from the Company, for each common share held, an amount of common shares worth twice the market price on the date a triggering event occurs, at a price per common share equal to half the market price on the date of such triggering event. As defined in the SRP, a triggering event consists in a transaction that results in the acquisition by a person or group of persons (the "Acquirer") of 20% or more of the outstanding common shares of the Company through a transaction that is not considered a permitted bid. The Acquirer would not be entitled to exercise any right it may hold through such transaction.

The rights under the SRP are not triggered by the purchase of shares made pursuant to a permitted bid. A permitted bid is one that is open for not less than 60 days and that is made to all shareholders by way of a take-over circular prepared in compliance with applicable securities laws. It must also comply with certain other conditions set out in the agreement signed with Computershare Services Inc., acting as registrar and transfer agent for the Company, to implement the SRP.

The Board retains discretion on the continuation of the SRP until its scheduled termination in three years, and on the waiving of dilutive effects of the provisions on triggering events for acquirers. A copy of the SRP is available on SEDAR and EDGAR under the Company's fillings.